UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 10, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM LTD. AGREES TO ACQUIRE A MOBILE OPERATOR

IN THE FAR EAST OF RUSSIA

Amsterdam and New York (May 6, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) announced that its subsidiary OJSC VimpelCom reached final agreements and signed the required documents to acquire 100% of the shares of Open Joint-Stock Company “New Telephone Company” (“NTC”) from KT Corporation and Summit Telecom Global Management B.V., subsidiary of Sumitomo Corporation. The acquisition price for 100% of NTC shares is based on Enterprise Value of US$ 420 million.

VimpelCom expects to acquire 90% of NTC shares within the following four weeks. Immediately following the acquisition of 90% NTC shares VimpelCom will launch mandatory tender offer under Russian law to acquire the remaining 10% of the outstanding NTC shares. Completion of tender offer is expected to occur in the third quarter of 2011.

NTC is a leading mobile operator in the Primorskiy region of Russia and provides voice and data services through a wide range of wireless, fixed and broadband solutions as well as IPTV and IP–telephony. In 2010, NTC recorded approximately RUR 3.4 billion in revenues and had a mobile subscriber base of approximately 950,000 as of 2010 year-end.

Commenting on the transaction, Elena Shmatova, Head of the Russia Business Unit of VimpelCom, said: “We are happy to have reached agreements to acquire NTC and look forward to closing the transaction. The acquisition substantially enhances our position in one of the most important regions in the Far East of Russia.”

About VimpelCom Ltd.

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 843 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2010 VimpelCom had 181 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the anticipated completion of the transaction described above and the benefits thereof. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the risk that the expected benefits from the transaction may not materialize as expected. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: +31 (0)20 79 77 200 (Amsterdam)	Tel: 1-617 897-1533
Tel: + 7 495 974-5888 (Moscow)	mateo.millett@fd.com
Investor_Relations@vimpelcom.com